Christopher D. Menconi

Direct Phone: +1.202.373.6173

chris.menconi@bingham.com

July 22, 2013

BY EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: John Grzeskiewicz

Re:	KraneShares Trust (File Nos. 333-180870 and 811-22698) (the “Registrant”); Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 2”)

Dear Mr. Grzeskiewicz:

This letter responds to comments on Amendment No. 2, which the staff of the Securities and Exchange Commission (the “Staff”) provided in a telephonic discussion with Abby Bertumen on Tuesday, June 25, 2013. Amendment No. 2 was filed with the Securities and Exchange Commission on May 7, 2013 pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of adding three new series: the CSI China Internet ETF, the CSI China Consumer ETF and the CSI China Government Bond ETF (each a “Fund” and, collectively, the “Funds”).

Amendment No. 2 included a prospectus and SAI for each Fund. However, only the CSI China Internet ETF will commence operations at this time. Therefore, the Registrant has filed three post-effective amendments, each containing a standalone prospectus and SAI for each Fund, respectively (each an “Amendment” and, collectively, the “Amendments”). The Amendments for the CSI China Consumer ETF and the CSI China Government Bond ETF, which were filed on July 19, 2013, delay effectiveness of each Fund until August 18, 2013. Prior to the commencement of operations of the CSI China Consumer ETF and the CSI China Government Bond ETF, the Registrant will file post-effective amendments with a final prospectus and SAI for each Fund, which will incorporate any changes made in response to the Staff’s comments as described herein.

The Amendment for the CSI China Internet Fund, which we have filed today, will become effective today, July 22, 2013. The Amendment for the CSI China Internet Fund incorporates changes made in response to the Staff’s comments on June 25, as detailed below, as well as other non-material changes. We have filed this response letter via EDGAR with this Amendment.

Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 2.

Mr. John Grzeskiewicz

July 22, 2013

CSI China Internet ETF

Prospectus:

1.	Comment. In the fee table under “Fees and Expenses,” please confirm in your response letter that Other Expenses are expected to be 0.00% and that the Fund does not expect to incur Acquired Fund Fees and Expenses (“AFFE”) or that the amount of AFFE expected to be incurred by the Fund is de minimis (i.e., not expected to exceed 0.01%).

Response. As described in the Prospectus, the Adviser has agreed to pay all operating expenses of the Fund, excluding certain expenses that are disclosed in the Prospectus under “Management-Investment Adviser.” The Trust is not expected to incur any excluded expenses. It is not expected that the Fund will incur AFFE that will exceed 0.01%.

2.	Comment: In the first sentence under “Principal Investment Strategies,” please specify that the Fund may invest in equity securities of the Underlying Index.

Response. The requested change has been made.

3.	Comment. In the “Principal Investment Strategies,” please clarify whether the term “mainland China” included in the definition of “China-based companies” includes Hong Kong.

Response. We have confirmed that the term “mainland China” does not include Hong Kong.  Therefore, no changes have been made.

4.	Comment. Please explain in your response letter how a company that is either (i) incorporated in mainland China or (ii) has its headquarters in mainland China has exposure to the Chinese economy. (The SEC Staff noted that a company either incorporated in mainland China or that has its headquarters in mainland China may do a significant amount of business outside of mainland China.)

Response. In the release proposing Rule 35d-1 under the Investment Company Act of 1940 (the “Fund Names Rule”), the Commission stated that, in order to satisfy the proposed Fund Names Rule, a Fund would be required to have a fundamental policy to invest at least 80% of its assets in securities of issuers tied economically to the particular country or geographic region identified by its name.1 The Commission identified three criteria for determining whether the securities of an issuer were “tied economically” to a particular country or geographic region. Under the proposing release, a Fund would be required to invest in securities that met one of the following criteria in order to satisfy the proposed Fund Names Rule: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the Fund’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the Fund’s name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the Fund’s name or that have at least 50% of their assets in that country or region.2

1 See Investment Company Act Release No. 22530 (Feb. 27. 1997).

2 See id.

Mr. John Grzeskiewicz

July 22, 2013

In the adopting release for the Fund Names Rule, the Commission stated that its “economically tied” test, including the specific criteria enumerated in the proposing release, was too restrictive because there may be additional securities that would not meet any of the criteria but would “expose an investment company to the economic fortunes and risks of the country or geographic region indicated in [its] name.”3 Registrant believes that satisfying one of the three criteria set forth in the definition of China-based company in the Prospectus indicates that the company is “economically tied” to China. A company that is incorporated in or is headquartered in a particular country is subject to the country’s laws and regulations that impact the business operations of that company, including tax laws, accounting and regulatory requirements, substantive regulations (such as banking laws), currency expatriation and nationalization laws. The company is also subject to the socio-economic and political risks of that country. Accordingly, the Registrant believes that issuers incorporated or headquartered in mainland China have significant economic, and other, ties to China.

5.	Comment. In the summary section of the Prospectus, in the “Principal Investment Strategies,” please add the number of securities that may be included in the Underlying Index.

Response. The requested change has been made.

6.	Comment. In the “Principal Investment Strategies,” please provide an example of what types of companies may be included in the “Internet and Internet-related sectors,” e.g. whether companies may provide browser services, as well as Internet hardware.

Response. The requested change has been made.

7.	Comment. Please describe other investments the Fund may make in addition to investments in companies in the Underlying Index.

Response. While the Fund has no current intention to do so, the Fund may invest up to 20% of its total assets in investments, including derivatives, that the Adviser and Sub-Adviser believe will enable the Fund to achieve its investment objective. The following has been added under “Additional Investment Strategies” for the Fund: “The Fund may invest up to 20% of its total assets in cash, cash equivalents, such as money market instruments, or other types of investments that are not included in the Underlying Index, including in other investment companies and certain derivatives, to the extent the Adviser and Sub-Adviser believe that such investments will enable the Fund to achieve its investment objective.”

3 See Investment Company Act Release No. 24828 (Jan. 17, 2001).

Mr. John Grzeskiewicz

July 22, 2013

8.	Comment. In the “Principal Risks” section, under “Internet Sector Risk,” please add risk disclosure indicating that the Chinese government may attempt to restrict or control the use of the Internet by Chinese citizens.

Response. Under “Additional Investment Objective, Principal Investment Strategies, and Principal Risks Information,” the following sentence under “Internet Sector Risk” has been revised as follows: “While the Fund’s industry exposure is expected to vary over time based on the composition of the Underlying Index, the Fund anticipates that the companies in which it invests may be subject to legislative or regulatory changes, including restrictions imposed by the Chinese government on the use of the Internet, adverse market conditions and/or increased competition affecting the Internet sector.

9.	Comment. In the Fund’s registration statement, please define what is meant by a China-based large capitalization company, a mid-capitalization company and a small-capitalization company.

Response. The following has been added to “Market Capitalization Risk” under “Additional Investment Objective, Principal Investment Strategies and Principal Risks Information:” The Fund considers large capitalization companies to be those with market capitalizations of $10 billion or more; mid-capitalization companies, $2 billion or more; and small capitalization companies, less than $2 billion.

10.	Comment. Under “Privatization Risk,” please amplify the disclosure to indicate how common China’s privatization of entities and industries is. Please consider adding the disclosure to the summary section of the Prospectus.

Response. The following has been added to “Privatization Risk” under “Additional Investment Objective, Principal Investment Strategies and Principal Risks Information:” “Currently, privatization has mainly occurred within the energy and natural resources sectors. There is no assurance that privatization will not continue in these sectors for the foreseeable future, or that privatization will occur in other industries or sectors.”

Mr. John Grzeskiewicz

July 22, 2013

11.	Comment. Under “Additional Information About the Underlying Index,” please disclose: (i) whether the Underlying Index was designed with the Fund in mind; (ii) how often the Underlying Index is rebalanced and how often companies may be added to or deleted from the Underlying Index; and (iii) how many companies included in the Underlying Index may have the Chinese government as a principal shareholder and whether the Fund will have any voting rights with respect to the shares it owns in such companies.

Response. (i) The Underlying Index was not designed with the Fund in mind. Therefore, we have added the following highlighted disclosure: “The Underlying Index was created and is maintained by CSI to be tracked by exchange-traded funds, other investment companies, and other types of investment products and investors.”

(ii) The following has been added prior to the last sentence in the first paragraph: “The CSI Overseas China Internet Index is reviewed and rebalanced by CSI on a semi-annual basis, with securities added to the Underlying Index at the semi-annual periods if they become eligible. Component securities are adjusted on an ad hoc basis due to corporate actions and other events described in the Underlying Index methodology.”

(iii) To the best of the Adviser’s knowledge, the Underlying Index components are securities of publicly-traded, privately held companies. None of the companies in the Underlying Index are state-owned enterprises, which are indicative of large Chinese government ownership. Therefore, no changes have been made.

12.	Comment. Please indicate whether CSI maintains its own website where investors can obtain information regarding the Underlying Index, including the selection criteria for the Underlying Index.

Response. Information regarding the Underlying Index, including selection criteria, are disclosed on CSI’s website, www.csindex.com.cn.

13.	Comment. Please disclose (i) whether the Underlying Index may include investment companies and (ii) whether the Fund may invest in investment companies that are not included in the Underlying Index, but that may invest in China-based companies in the Underlying Index; if so, please indicate whether such investments are part of the Fund’s 80% or 20% baskets.

Response. Disclosure that the Fund may invest in investment companies as part of its 20% basket has been added to the Prospectus. Please see response to Comment 7 above.

Mr. John Grzeskiewicz

July 22, 2013

Statement of Additional Information

14.	Comment. Please include in the Fund’s Prospectus any investments described in “Description of Permitted Investments” that are material to the Fund’s performance or an investor’s decision to invest in the Fund.

Response. None of the investments or techniques described in the SAI will be part of the Fund’s principal investment strategy. However, the Fund retains the flexibility to utilize, to a limited degree, the investments and techniques described in the SAI.

CSI China Consumer ETF

Prospectus

1.	Comment. Please incorporate the SEC Staff’s comments from the CSI China Internet ETF into the CSI China Consumer ETF, as applicable.

Response. The requested changes will be made or are responded to above.

2.	Comment. In the “Principal Investment Strategies,” please disclose what is meant by “consumer staples” and “consumer discretionary.”

Response. The following has been added to the “Principal Investment Strategies:” The consumer staples sector is defined as companies that produce products essential to daily living, such as food, beverage, tobacco, and household and personal products. The consumer discretionary sector is defined as companies that produce products that are not essential to daily living, such as automobiles, consumer durables and apparel, consumer services and media.”

3.	Comment. Please disclose, as of the date of the Prospectus, the distribution of large, mid- and small capitalization companies in the Underlying Index and that this distribution may change over time.

Response. The requested change has been made.

4.	Comment. Please disclose in your response letter how much privatization has occurred in the consumer sector. Consider disclosing in the “Principal Risks” how privatization specifically affects the consumer sector.

Response. The following has been added to “Privatization Risk” under “Additional Investment Objective, Principal Investment Strategies and Principal Risks Information:” “Currently, privatization has mainly occurred within the energy and natural resources sectors. There is no assurance that privatization will not continue in these sectors for the foreseeable future, or that privatization will occur in other industries or sectors.”

Mr. John Grzeskiewicz

July 22, 2013

5.	Comment. Under “Additional Investment Strategies,” the SEC Staff noted references to H-Shares and Red Chips. Please confirm whether such terms are defined earlier in the Prospectus.

Response. H-Shares and Red Chips are defined under “Additional Information about the Underlying Index.” We have revised the first sentence under “Additional Investment Strategies” as follows: “In addition to investing in H-Shares and Red Chips, as described further below, the Fund also may invest in B-Shares, P-chip companies, and A-Shares to the extent such securities are included as components of the Fund’s Underlying Index. Currently, the Fund’s Underlying Index does not include B-Shares, P-chip companies, or A-Shares.

CSI China Government Bond ETF

Prospectus

1.	Comment. Please incorporate the SEC Staff’s comments from the CSI China Internet ETF into the CSI China Government Bond ETF, as applicable.

Response. The requested changes will be made or are responded to above.

2.	Comment. In the “Principal Investment Strategies,” please define “policy banks.”

Response. The requested change has been made.

3.	Comment. Please clarify what the Fund may invest in as part of its 20% basket.

Response. The following is included under “Additional Investment Strategies:” “While the Fund does not anticipate doing so initially, the Fund also may invest up to 20% of its assets in H-Shares, Red Chips, B-Shares and P-chip companies not included as components of the Fund’s Underlying Index if the Adviser and Sub-Adviser believe that such investments will enable the Fund to achieve its investment objective.” Therefore, no changes have been made. In addition, while the Fund has no current intention to do so, the Fund may invest up to 20% of its total assets in investments, including derivatives, that the Adviser and Sub-Adviser believe will enable the Fund to achieve its investment objective. The following has been added under “Additional Investment Strategies” for the Fund: “The Fund may invest up to 20% of its total assets in cash, cash equivalents, such as money market instruments, or other types of investments that are not included in the Underlying Index, including in certain derivatives, to the extent the Adviser and Sub-Adviser believe that such investments will enable the Fund to achieve its investment objective.”

Mr. John Grzeskiewicz

July 22, 2013

4.	Comment. In the third paragraph under the “Principal Investment Strategies” regarding concentration, please indicate whether the Fund may concentrate in other types of bonds besides those issued by financial companies or governments, for example, please indicate whether the Fund may invest in bonds issued by governments on behalf of private entities to fund certain industrial projects (“industrial development bonds”).

Response. The Adviser is not aware of the existence of any industrial development bonds in the Chinese market that would be eligible for its investment. If such bonds became eligible, the Fund would make a determination as to whether disclosure changes are necessary. Therefore, no changes have been made at this time.

5.	Comment. Please provide the name of the Fund’s sub-adviser.

Response. This information will be provided in a future amendment.

6.	Comment. The SEC Staff noted that, under “Additional Information About the Fund,” the Fund has two 80% investment policies: (i) to invest at least 80% of its total assets in securities of the Underlying Index and (ii) to invest at least 80% of its net assets, plus any borrowings for investment purposes, in Chinese Government Bonds. Please indicate in the summary that the Fund has two 80% investment policies.

Response. The first paragraph under “Principal Investment Strategies” in the summary section of the Prospectus includes the two 80% investment policies as highlighted below. Therefore, no changes have been made.

The Fund will normally invest at least 80% of its total assets in securities of the Underlying Index. The Underlying Index is designed to measure the performance of the investable universe of Renminbi (“RMB”) denominated bonds issued outside of mainland China by the Chinese Central Government, policy banks, and state-owned commercial banks (“Chinese Government Bonds”). Chinese Government Bonds are generally issued and traded in Hong Kong and other international markets. The Underlying Index includes Chinese Government Bonds with remaining maturities of ten years or less and outstanding principal amounts of at least RMB 50 million. The Underlying Index does not impose a minimum credit rating requirement for either the issuer or the bond. As a result, the Fund may invest in Chinese Government Bonds of any credit quality, including Chinese Government Bonds that are considered high yield bonds or “junk bonds.” Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in Chinese Government Bonds.

7.	Comment. Under “Additional Investment Strategies,” please confirm that references to H-Shares and Red Chips should be included for a government bond fund. In the Fund’s Item 9 disclosure, provide some additional information regarding the Chinese debt market, including the features of the bonds in which the Fund may invest (e.g. maturity, etc.) and highlight the differences between the Chinese bond market and the bond market in the United States.

Mr. John Grzeskiewicz

July 22, 2013

Response. We have confirmed that the Fund is not likely to hold H-Shares and Red Chips, as it is a government bond fund. Therefore we have deleted references to H-Shares and Red Chips being included as components in the Underlying Index. However, as disclosed in “Additional Investment Strategies,” the Fund may invest up to 20% of its assets in H-Shares and Red Chips if the Adviser and Sub-Adviser believe that such investments will enable the Fund to achieve its investment objective. Therefore, no changes have been made to these references to H-Shares and Red Chips.

In the “Principal Investment Strategies” in the summary section of the Prospectus, the following disclosure is included: “The Underlying Index includes Chinese Government Bonds with remaining maturities of ten years or less and outstanding principal amounts of at least RMB 50 million. The Underlying Index does not impose a minimum credit rating requirement for either the issuer or the bond. As a result, the Fund may invest in Chinese Government Bonds of any credit quality, including Chinese Government Bonds that are considered high yield bonds or ‘junk bonds.’” Because these characteristics of Chinese Government Bonds in which the Fund may invest are disclosed in the Prospectus, no additional changes have been made. The following disclosure regarding the differences between the U.S. bond market and the Chinese bond market has been added to “Global Bonds Risk” under “Additional Information About the Fund”: “The Chinese offshore RMB denominated fixed income, or “dim sum” bond, market is relatively new, dating back to 2009 and still developing.  Because of its recent inception, the Chinese market’s growth has been extremely rapid in comparison to the U.S. bond market.  Chinese bonds tend to have shorter maturities (ten years or less) than the bonds in the U.S. market.  While Chinese Government Bonds often make interest payments similar to U.S. bonds and are traded similarly to U.S. bonds, there is no assurance that the Chinese bond market will not operate or perform in a manner that is significantly different than the U.S. bond market. ”

8.	Comment. Please explain what is meant by “10” in the name of the Underlying Index.

Response. The number “10” in the Underlying Index denotes the maximum maturity of each of the Underlying Index components, as disclosed in the “Principal Investment Strategies” of the Prospectus.

****

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC Staff’s comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) the Registrant may not assert the SEC’s or the SEC Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. John Grzeskiewicz

July 22, 2013

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6173 or Abby Bertumen 202.373.6095.

Sincerely yours, /s/ Christopher D. Menconi Christopher D. Menconi

cc:	Mr. Jonathan Krane
Ms. Jennifer Krane Abigail Bertumen, Esq.